EX-99.B-77D(g)

SUB-ITEM 77D(g): Any other investment policy set forth in the registrant’s charter, by-laws or prospectus.

IVY VARIABLE INSURANCE PORTFOLIOS

Supplement dated December 29, 2017 to the

Ivy Variable Insurance Portfolios Prospectus

dated April 28, 2017

as supplemented July 14, 2017, August 10, 2017 and December 8, 2017

Effective January 1, 2018, the management fee for Ivy VIP Natural Resources has been reduced from 1.00% to 0.85% for assets up to $1 billion. Therefore, on that date, the following changes are made to the prospectus:

The following table and related footnote replace the “Annual Portfolio Operating Expenses” table in the “Fees and Expenses” section for Ivy VIP Natural Resources:

Annual Portfolio Operating Expenses
(expenses that you pay each year as a % of the value of your investment)	Class II
Management Fees[1]	0.85%
Distribution and Service (12b-1) Fees	0.25%
Other Expenses	0.11%
Total Annual Portfolio Operating Expenses	1.21%

[1]

Management Fees have been restated, effective January 1, 2018, thereby causing the Total Annual Portfolio Operating Expenses to not correlate to the expense ratio shown in the Financial Highlights table.

The following replaces the “Example” section for Ivy VIP Natural Resources:

Example

This example is intended to help you compare the cost of investing in the shares of the Portfolio with the cost of investing in other portfolios. This example does not reflect any fees and expenses imposed under the Policies.

The example assumes that you invest $10,000 in the shares of the Portfolio for the time periods indicated. The example also assumes that your investment has a 5% return each year and that the Portfolio’s operating expenses remain the same. The costs are the same for each time period if you continue to hold your shares or if you redeem all your shares at the end of those periods. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class II	$123	$384	$665	$1,466

The following replaces the twelfth paragraph in the “The Management of the Portfolios — Management and Other Fees — Ivy VIP Natural Resources” section:

Ivy VIP Natural Resources: 0.85% of net assets up to $1 billion; 0.83% of net assets over $1 billion and up to $2 billion; 0.80% of net assets over $2 billion and up to $3 billion; and 0.76% of net assets over $3 billion.